YATERRA VENTURES CORP.
240 Martin Street, #3
Blaine, WA 98230
Telephone: (360) 510-8998

January 9, 2009

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Attention: John P. Lucas, Attorney

Dear Sirs/Mesdames:

Re:	Yaterra Ventures Corp. (the “Company”)
- Registration Statement on Form S-1 - 333-155992

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 12:00 p.m. (Eastern Standard Time) on January 13, 2009.

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges that:

(a)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Very truly yours,

YATERRA VENTURES CORP.

/s/ Jarrett F. Bousquet
JARRETT F. BOUSQUET
President, Secretary and Treasurer